Exhibit (a)(1)(H)

Series V Preferred Stock Tender Offer

Frequently Asked Questions

This page is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Series V Preferred Stock. The tender offer is being made only pursuant to the Offer to Purchase, the Letter of Transmittal and related materials that BTCS has filed with the Securities and Exchange Commission as exhibits to its Tender Offer Statement on Schedule TO. Holders should read those documents carefully because they contain important information, including the terms and conditions of the offer. They are available free of charge at www.sec.gov, on this page, and from the Information Agent. If anything on this page differs from the Offer to Purchase, the Offer to Purchase controls. None of BTCS, its Board of Directors, the Information Agent or the Depositary makes any recommendation as to whether you should tender your shares or at what price.

The basics

How do I know if I own Series V shares?

Check your brokerage account. The Series V Preferred Stock does not have a ticker symbol (the way BTCS Inc.’s common stock trades under “BTCS”) and does not trade on any exchange, so it appears in your account under its CUSIP number, 05581M503. It is usually shown with no value assigned and no trading market or exchange associated with it. If you see CUSIP 05581M503 in your account, you own Series V shares. If you are not sure, contact your broker or the Information Agent, InvestorCom, toll-free at (877) 972-0090.

What is BTCS offering?

BTCS is offering to buy back shares of its Series V Preferred Stock for cash. You choose the price at which you are willing to sell, anywhere from $0.04 to $1.00 per share, or you can simply agree to accept whatever final price is set. BTCS will spend up to $500,000 in total. The offer is open to every holder of Series V Preferred Stock on the same terms.

Why is BTCS doing this?

Since Upstream stopped U.S. trading in November 2023, holders in the United States have had no practical way to sell their Series V shares. This offer gives holders who would rather have cash a way to get it. For the Company, every Series V share purchased is one share that will not be converted into common stock in the future, which reduces potential dilution for common stockholders. The full purpose and background are in Section 2 of the Offer to Purchase.

Do I have to participate?

No. Tendering is entirely voluntary. If you do nothing, you keep your Series V shares with exactly the same rights you have today, including the liquidation preference, eligibility for any dividends the Board declares, and the potential for a future conversion into common stock at the Board’s discretion.

Is BTCS recommending that I tender?

No. Neither BTCS, its Board of Directors, the Information Agent nor the Depositary is making any recommendation about whether you should tender or at what price. You should make your own decision after reading the Offer to Purchase and, if you wish, consulting your own financial and tax advisors.

How does the price compare with BTCS common stock?

The range runs up to $1.00, which is below the recent market price of BTCS common stock, into which each Series V share could one day be converted on a one-for-one basis. There is no trading market for the Series V, so the range is intentionally wide and the price is set by what holders choose to tender at, not by BTCS. Whether and when any conversion happens is entirely at the discretion of the Board, is currently restricted by the Company’s note agreements while those notes remain outstanding (they are scheduled to mature by July 21, 2027), and may never occur. You should not tender or refrain from tendering based on any assumption about a conversion. See “Risk Factors” in the Offer to Purchase.

How the auction works

What is a “modified Dutch auction”?

It is a way of letting holders, rather than the Company, set the price. Each holder names the lowest price they will accept, within the $0.04–$1.00 range. When the offer expires, BTCS will review all the tenders from the lowest price to the highest and determine the lowest single price at which BTCS can spend the full $500,000 (or buy every share tendered, if that costs less). That price becomes the “purchase price,” and BTCS pays it to every holder whose shares are bought, even those who named a lower price. Shares tendered at prices above the purchase price are not bought and are returned to you.

What does “at the purchase price” mean?

If you tick the “at the purchase price” box instead of naming a price, you are agreeing to accept whatever final price is set, and your shares are treated as if tendered at $0.04 for the purpose of setting the price. This maximizes the chance that your shares are purchased, but it may also result in a lower price than you would have received by naming a higher price.

Can I tender some shares at one price and some at another?

Yes. You can split your shares among different prices, but each share can be tendered at only one price. Ask your broker how to enter multiple price elections.

What happens if more shares are tendered than $500,000 buys?

The offer is capped at $500,000, so BTCS may not be able to buy every share tendered at or below the purchase price. In that case BTCS buys shares from every holder who tendered at or below the purchase price on a pro rata basis: each such holder has the same percentage of their tendered shares purchased, and the rest are returned. The lower the price you name, the more likely your shares are at or below the final purchase price. There is no first-come, first-served element and no advantage to tendering early.

Could BTCS buy every share tendered?

Yes, at the minimum price. At $0.04, buying every Series V share held by holders other than the Company’s directors and officers would cost about $487,000, less than the $500,000 cap, so at that price there would be no proration. At any purchase price of $0.05 or more, proration is possible if enough shares are tendered.

When will I know the purchase price and how many of my shares were bought?

BTCS will announce the purchase price and preliminary proration results by press release promptly after the offer expires, and final results within a few business days. Your broker will then update your account.

How to tender

My shares are in a brokerage account. What do I do?

Contact your broker. The offer will appear in your account as a voluntary corporate action, and most brokers let you respond online or by phone. You will be asked how many shares to tender and at what price (or “at the purchase price”). Your broker submits your instruction to the Depositary through DTC; you do not need to fill in any BTCS paperwork. Brokers set their own deadlines, usually a day or more before the offer expires, so do not wait until the last day.

My brokerage statement shows the shares at $0 or “no value.” Can I still tender?

Yes. The $0 is only because there is no active trading market from which your broker can pull a price. The shares are still in your account and can be tendered through your broker in the normal way.

I hold my shares directly with the transfer agent. What do I do?

Complete the Letter of Transmittal, which is available on this page and from the Information Agent, and return it to the Depositary as instructed before the expiration time. If you hold a physical certificate, follow the instructions in the Letter of Transmittal for delivering it.

Is there a minimum number of shares I must tender?

No. You may tender any number of shares, including a single share, and you may tender some or all of your holding.

Can I change my mind after I tender?

Yes. You can withdraw tendered shares at any time before the offer expires by instructing your broker (or, for directly held shares, by following the withdrawal instructions in the Offer to Purchase). If we have not accepted your shares for payment by 12:00 midnight, New York City time, at the end of December 22, 2026 (the 40th business day after commencement), you may also withdraw them at any time thereafter. You can also change your price by withdrawing and re-tendering.

Will I pay a commission or fee?

BTCS will not charge you anything, and it pays the fees of the Depositary and Information Agent. Your broker may charge its own fee for processing a tender instruction; ask your broker.

When does the offer expire?

At 5:00 p.m., New York City time, on December 15, 2026, unless BTCS extends it. Any extension will be announced by press release. Remember that your broker’s deadline will be earlier.

When will I be paid?

Promptly after the offer expires and the purchase price and any proration are determined, which BTCS expects to be within about three business days. Payment is made through DTC to your broker, who credits your account; directly held shares are paid by the Depositary.

Other questions

Are the Company’s directors and officers tendering?

No. BTCS’s directors and executive officers, who hold approximately 3,504,348 Series V shares (about 22% of the class), are not tendering any shares in the offer.

What will happen to Series V shares that are not tendered?

They remain outstanding with the same rights as today. If the Company is unable to provide liquidity for the Series V Shares, the Company may, at the discretion of the Board and subject to the Board’s fiduciary duties, applicable law and the terms of the Company’s indebtedness, convert each Series V Share into one share of Common Stock. The Board has not determined to effect any such conversion, and there can be no assurance that a conversion will occur at any particular time or at all. One specific risk: if BTCS raises additional financing, the investors may require as a condition that BTCS agree not to convert the Series V for a period of time, as the holders of its July 2025 notes did, which could delay a conversion. See Section 2 and “Risk Factors” in the Offer to Purchase.

Could BTCS buy more than $500,000 of shares, or otherwise change the offer?

SEC rules allow BTCS to change the terms of the offer, including the $500,000 cap and the price range, provided it announces the change publicly and, for a change in the price range or the amount it will buy, generally keeps the offer open for at least 10 business days after the announcement. Shares you have already tendered stay tendered and may still be withdrawn before the offer expires. BTCS has made no decision to change any term of the offer. See Section 13 of the Offer to Purchase.

Can BTCS cancel the offer?

BTCS may terminate the offer if any of the conditions described in Section 6 of the Offer to Purchase is not satisfied or waived, for example a legal action challenging the offer or a significant market disruption. The offer is not conditioned on any minimum number of shares being tendered or on financing. If BTCS terminates the offer, it will announce that publicly and promptly return all tendered shares. If the offer is not terminated, BTCS is required to purchase shares in accordance with the terms of the offer.

What are the tax consequences?

The receipt of cash will be a taxable transaction for U.S. holders. Depending on your circumstances, it will be treated either as a sale of your shares, generally producing capital gain or loss, or as a distribution that may be taxable as a dividend. Because the Series V shares are non-voting, holders who also own common stock may not qualify for sale treatment. See Section 12 of the Offer to Purchase and consult your own tax advisor. You may need to provide a Form W-9 (or W-8 for non-U.S. holders) to avoid backup withholding.

I live outside the United States. Can I participate?

The offer is being made to all holders, including holders outside the United States. If you are outside the United States, confirm with your broker that it will process the tender and review the tax and withholding discussion in the Offer to Purchase.

Where can I get the documents or ask a question?

The Offer to Purchase, the Letter of Transmittal and all related materials are available free of charge on this page, at www.sec.gov (search for BTCS Inc. and the Schedule TO), and from the Information Agent, InvestorCom LLC, at (877) 972-0090 or proxy@investor-com.com. Brokers and banks may call collect (203) 972-9300.

This page is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Series V Preferred Stock. The tender offer is being made only pursuant to the Offer to Purchase, the Letter of Transmittal and related materials that BTCS has filed with the Securities and Exchange Commission as exhibits to its Tender Offer Statement on Schedule TO. Holders should read those documents carefully because they contain important information, including the terms and conditions of the offer. They are available free of charge at www.sec.gov, on this page, and from the Information Agent. If anything on this page differs from the Offer to Purchase, the Offer to Purchase controls. None of BTCS, its Board of Directors, the Information Agent or the Depositary makes any recommendation as to whether you should tender your shares or at what price.